As filed with the Securities and Exchange Commission on November 10, 2005

Registration No. 333-114508

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

South Dakota Soybean Processors, LLC

(Exact name of Registrant as specified in its charter)

SOUTH DAKOTA	2040	46-0462968
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

100 Caspian Avenue, Post Office Box 500, Volga, South Dakota 57071, (605) 627-9240

(Address and telephone number of principal executive offices)

Rodney G. Christianson, 100 Caspian Avenue, Post Office Box 500, Volga, South Dakota 57071, (605) 627-9240

(Name, address and telephone number of agent for service)

COPIES TO:

Marci K. Winga, Mark S. Weitz Leonard, Street and Deinard Professional Association 150 South Fifth Street, Suite 2300 Minneapolis, MN 55402 (612) 335-1500

CHANGES IN CERTIFYING ACCOUNTANT

The independent audit covering the financial statements of South Dakota Soybean Processors, LLC (the “Company”) for the year ended December 31, 2003 was originally conducted by Eide Bailly, LLP, which later resigned from its engagement as the Company’s auditor in January 2005 due to an independence issue, as previously disclosed in the prospectus forming a part of this registration statement.  Subsequently, in connection with its review of the Company’s Form 10-K for the year ended December 31, 2004, the Securities and Exchange Commission questioned whether the independence of Eide Bailly, LLP may have also been compromised with respect to its review of the financial statements for the quarter ended September 30, 2003, and its audit of the financial statements for the year ended December 31, 2003.  Following communication with the Commission regarding the application of the independence rules in effect at the time, the Company agreed to comply with the Commission’s request to amend the Company’s SEC filings, including this registration statement, to include re-audited and re-reviewed financial statements for the periods in question.

The Company’s new auditor, Gordon, Hughes & Banks, LLP, has completed its audit of the Company’s financial statements for the above period, and on November 9, 2005 delivered to the Company its signed audit report, dated as of September 30, 2005, which is being filed herewith, and which shall replace and supercede the previously filed financial statements and audit report contained in Appendix B to the prospectus forming a part of this registration statement.  Such financial statements are marked to show all changes to the Company’s previously filed financial statements that were required as a result of such re-audit.  No restatement of the Registrant’s previously filed financial statements for such periods was required as a result of such subsequent audit.

2

APPENDIX B

SOUTH DAKOTA SOYBEAN PROCESSORS,
LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers

South Dakota Soybean Processors, LLC

Volga, South Dakota

We have audited the accompanying consolidated balance sheet of South Dakota Soybean Processors, LLC as of December 31, 2003 and the related consolidated statements of operations, changes in members’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Dakota Soybean Processors, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Gordon, Hughes & Banks, LLP

Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado

September 30, 2005

INDEPENDENT AUDITOR'S REPORT

The Board of Managers

South Dakota Soybean Processors, LLC

Volga, South Dakota

We have audited the accompanying balance sheet of South Dakota Soybean Processors, LLC as of December 31, 2002 and the related statements of operations, changes in members’ equity, and cash flows for the year then ended.  We have also audited the statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2001.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of South Dakota Soybean Processors, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP
Sioux Falls, South Dakota
January 23, 2003

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$529,697	$11,170
Trade accounts receivable, less allowance for uncollectible accounts (2003 - $273,878; 2002 - $273,331)	23,530,989	14,695,709
Inventories	10,776,402	13,113,098
Margin deposits	—	927,339
Prepaid expenses	516,419	482,977
Assets held for sale - Building	2,322,561	2,307,819
Total current assets	37,676,068	31,538,112

PROPERTY AND EQUIPMENT	50,250,024	49,172,714
Less accumulated depreciation	(18,424,405)	(15,411,529)
	31,825,619	33,761,185

OTHER ASSETS
Investments	3,970,102	4,928,261
Notes receivable - members	481,710	—
Patents, net	7,647,844	36,836
Other, net	15,721	20,502
	12,115,377	4,985,599

	$81,617,064	$70,284,896

See Accompanying Notes to Consolidated Financial Statements

	2003	2002
LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Excess of outstanding checks over bank balance	$2,388,936	$3,603,838
Current maturities of long-term debt	976,117	101,472
Accounts payable	1,883,200	639,587
Accrued commodity purchases	21,492,404	20,150,385
Accrued expenses	1,385,864	1,628,022
Accrued interest	50,316	51,476
Total current liabilities	28,176,837	26,174,780

LONG-TERM LIABILITIES
Long-term debt, less current maturities	17,543,141	10,143,459
Deferred compensation	121,301	91,064
	17,664,442	10,234,523

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,045,195	—

COMMITMENTS	—	—

MEMBERS’ EQUITY
Class A Units, no par value 28,258,500 units issued and outstanding	34,730,590	33,875,593

	$81,617,064	$70,284,896

See Accompanying Notes to Consolidated Financial Statements

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001

NET REVENUE	$207,256,575	$159,497,284	$148,258,146

COST OF REVENUE
Cost of product sold	174,234,599	128,457,162	121,012,364
Production	14,046,771	11,707,538	10,686,189
Freight and rail	14,506,644	12,095,338	9,366,185
Brokerage fees	234,346	323,926	294,386
Total cost of revenue	203,022,360	152,583,964	141,359,124

GROSS PROFIT	4,234,215	6,913,320	6,899,022

OPERATING EXPENSES
Administration	3,639,442	2,679,633	2,234,248
OPERATING PROFIT	594,773	4,233,687	4,664,774

OTHER INCOME (EXPENSE)
Interest expense	(802,178)	(542,220)	(483,223)
Other non-operating income	2,915,160	3,404,458	2,093,316
Patronage dividend income	97,975	36,801	1,460,386
Total other income (expense)	2,210,957	2,899,039	3,070,479

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST OF SUBSIDIARY	2,805,730	7,132,726	7,735,253

MINORITY INTEREST IN LOSS OF SUBSIDIARY	457,620	—	—

INCOME BEFORE INCOME TAXES	3,263,350	7,132,726	7,735,253

INCOME TAX EXPENSE (BENEFIT)	(131,474)	520,000	—

NET INCOME	$3,394,824	$6,612,726	$7,735,253

BASIC AND DILUTED EARNINGS PER CAPITAL UNIT	$0.12	$0.23	$0.27

WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING FOR CALCULATION OF BASIC AND DILUTED EARNINGS PER CAPITAL UNIT	28,258,500	28,258,500	28,258,500

See Accompanying Notes to Consolidated Financial Statements

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Capital Units
	Shares	Amount

BALANCE, JANUARY 1, 2001	28,258,500	30,771,474

Net income	—	7,735,253

Proceeds from members’ equity	—	4,200

Distributions to members	—	(5,731,202)

BALANCE, DECEMBER 31, 2001	28,258,500	32,779,725

Net income	—	6,612,726

Proceeds from members’ equity	—	2,200

Distributions to members	—	(5,519,058)

BALANCE, DECEMBER 31, 2002	28,258,500	33,875,593

Net income	—	3,394,824

Distributions to members	—	(2,539,827)

BALANCE, DECEMBER 31, 2003	28,258,500	$34,730,590

See Accompanying Notes to Consolidated Financial Statements

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
OPERATING ACTIVITIES
Net income	$3,394,824	$6,612,726	$7,735,253
Charges and credits to net income not affecting cash:
Depreciation	2,994,037	2,746,384	2,457,804
Amortization	18,378	4,764	4,059
Minority interest in net loss of subsidiary	(457,620)	—	—
Loss on sale of fixed assets	1,325	30,288	118,920
Non-cash patronage dividends	(97,976)	(28,964)	(1,460,386)
Change in assets and liabilities	(3,892,022)	(530,981)	579,201
NET CASH FROM OPERATING ACTIVITIES	1,960,946	8,834,217	9,434,851

INVESTING ACTIVITIES
Purchase of investments	(4,076,686)	(250)	—
Increase in member loans	(480,710)	—	—
Cash assumed with Urethane Soy Systems Co.	38,989	—	—
Retirement of patronage dividends	56,134	103,262	809,713
Purchase of assets held for sale - Building	(14,742)	(2,307,819)	—
Patent costs	(53,000)	(36,998)	—
Proceeds from sales of property and equipment	41,960	—	122,125
Purchase of property and equipment	(1,016,849)	(4,645,020)	(2,718,740)
NET CASH USED FOR INVESTING ACTIVITIES	(5,504,904)	(6,886,825)	(1,786,902)

FINANCING ACTIVITIES
Change in excess of outstanding checks over bank balance	(1,214,902)	2,026,870	24,150
Proceeds from members’ equity transactions	—	2,200	4,200
Distributions to members	(2,539,827)	(5,519,058)	(5,731,202)
Payments for debt issue costs	—	(6,500)	—
Proceeds from long-term debt	9,489,103	—	1,053,948
Principal payments on long-term debt	(1,671,889)	(454,991)	(991,615)
NET CASH FROM (USED FOR) FINANCING ACTIVITIES	4,062,485	(3,951,479)	(5,640,519)

NET CHANGE IN CASH AND CASH EQUIVALENTS	518,527	(2,004,087)	2,007,430

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,170	2,015,257	7,827

CASH AND CASH EQUIVALENTS, END OF YEAR	$529,697	$11,170	$2,015,257

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:

Interest	$887,746	$530,421	$628,636

Income taxes	$—	$520,000	$—

See Accompanying Notes to Consolidated Financial Statements

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Organization

On October 12, 2001, Soybean Processors, LLC (the Company) was formed.  The initial member of the LLC was the South Dakota Soybean Processors Cooperative (the Cooperative).  The board of directors of the Cooperative unanimously approved a plan of reorganization related to an exchange whereby the LLC would acquire the assets and liabilities of the Cooperative.  The reorganization required the approval of 75% of the members of the Cooperative who voted on the proposal.  On June 20, 2002, the members of the South Dakota Soybean Processors Cooperative duly approved the reorganization of the Cooperative into a limited liability company, which became effective on July 1, 2002.  Effective July 1, 2002, the LLC acquired the assets and liabilities of the Cooperative. The transaction was an exchange of interests whereby the assets and liabilities of the Cooperative were transferred for capital units of Soybean Processors, LLC.  For financial statement purposes, no gain or loss was recorded as a result of the exchange transaction. For income tax purposes, the difference between the tax basis and the fair market value of the assets resulted in an income tax liability discussed in Note 10.

As a result of the exchange, the Cooperative was dissolved on July 1, 2002, and the LLC’s capital units were distributed to the members of the Cooperative at a rate of one capital unit of the LLC for each share of equity stock of the Cooperative.  In connection with the reorganization, the LLC changed its name to South Dakota Soybean Processors, LLC.

A minimum of 2,500 capital units is required for ownership of the LLC.  Such units will be subject to certain transfer restrictions.  The LLC will also retain the right to redeem the units at $.20 per unit in the event a member attempts to dispose of the units in a manner not in conformity with the Operating Agreement, if a member becomes a holder of less than 2,500 units, becomes an owner (directly or indirectly) of more than 1.5% of the issued and outstanding capital units or becomes a bankrupt member.  The Operating Agreement of the LLC also includes provisions whereby cash equal to a minimum of 30% of net income will be distributed to unit holders subject to certain limitations.  These limitations include a minimum net income of $500,000, restrictions imposed by debt and credit instruments or as restricted by law in the event of insolvency.

In connection with the reorganization, the delivery of soybeans under the previous member delivery agreements is no longer required as an obligation of membership.  Earnings, losses and cash distributions are allocated to members based on their percentage of ownership in the LLC.

The company owns approximately 58% of Urethane Soy Systems Company (USSC).  USSC is the manufacturer and patent holder of SoyOyl®, a polyol made from soybean oil.  A minority interest is presented in the consolidated balance sheet that represents the approximate 42% ownership of other investors in the 96,025 outstanding common shares of USSC.

South Dakota Soybean Processors is operated for the purpose of manufacturing products from soybeans, such as soybean oil, meal, and hulls.

Basis of presentation

As a result of the reorganization mentioned above, the financial statements of the prior periods have been restated to reflect the comparative basis of the Company versus the Cooperative.  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary.  The effects of all significant intercompany accounts and transactions have been eliminated.

(continued on next page)

Cash and cash equivalents

The Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at cost. Accounts receivable are considered past due when payments are not received within thirty days. Generally, these accounts receivable represent amounts due for sale of soybean meal, oil, hulls and refined oil.

The carrying amount of trade receivables is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected.  Management reviews all receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Inventories

Finished goods (soybean meal, oil, refined oil, and hulls) and raw materials (soybeans) are valued at estimated market value, which approximates net realizable value.  This accounting policy is in accordance with the guidelines described in AICPA Statement of Position No. 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives.”  Supplies and other are stated at the lower of cost determined by the first-in, first-out method, or market.

Assets held for sale

Assets held for sale are carried at net book value.

Investments

Investments in cooperatives are carried at cost plus the amount of patronage earnings allocated or estimates of interim allocations to the Company, less any cash distributions received.

The investments in Cenex Harvest States (CHS) and CoBank include actual patronage allocations based upon written qualified notices of allocation received from CHS and CoBank.  Patronage allocations represent the Company’s proportionate share of the patronage earnings of CHS and CoBank.  Since the company is no longer a cooperative as of July 1, 2002, it will no longer receive patronage allocations.

(continued on next page)

Property and equipment

Property and equipment is stated at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are charged to expense when incurred.  When depreciable properties are sold or retired, the cost and accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset.  The amount of the loss is determined by comparing the fair market value of the asset to the carrying amount of the asset.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method.  The range of the estimated useful lives used in the computation of depreciation are as follows:

Buildings and improvements	10-39 years
Equipment and furnishings	3-15 years

Patents

The Company’s patents are intangible assets that are not considered to have an indefinite life and, under the rules of SFAS No. 142, are to be amortized over their estimated useful life. The patents are being amortized using the straight-line method over a period of 16 to 20 years, which is the shorter of the remaining estimated economic life of the patents acquired or 20 years from the date that the applications were originally filed with the U.S. Patent Office.

Other assets

Other assets are carried at cost.  Loan fees are being amortized on an interest method of accounting over the term of the related loans.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized after the related products are shipped which is when title is transferred to the customer.  Revenues are presented net of discounts and sales allowances.

Freight

The Company presents all amounts billed to the customer for freight as a component of net revenue.  Costs incurred for freight are reported as a component of cost of revenue.

Advertising costs

Advertising and promotion costs are expensed as incurred.

Environmental remediation

It is management’s opinion that the amount of any potential environmental remediation costs will not be material to the Company’s financial condition, results of operations, or cash flow; therefore, no accrual has been recorded.

(continued on next page)

Recently issued accounting pronouncements

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances).  Many of those instruments were previously classified as equity.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities that are subject to the provisions for the first fiscal period beginning after December 15, 2003.  The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  The Company believes that the adoption of this standard will not have a material effect on the consolidated financial statements.

Accounting for derivative instruments and hedging activities

All of the Company’s derivatives are designated as non-hedge derivatives.  The futures and options contracts used by the Company are discussed below.  Although the contracts are effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

The Company, as part of its trading activity, uses futures and option contracts offered through regulated commodity exchanges to reduce risk.  The Company is exposed to risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes opposite and offsetting positions using future contracts or options.

Unrealized gains and losses on futures and options contracts used to hedge soybean, oil and meal inventories are recognized as a component of net proceeds for financial reporting. Inventories are recorded at estimated market value, which approximates net realizable value, so that gains and losses on the derivative contracts are offset by gains and losses on inventories and reflected in earnings currently.

Earnings per capital unit

The ownership structure of the Company is made up of Class A capital units.  Earnings per capital unit are calculated based on the number of Class A capital units held.  On June 17, 2003, the Board of Managers declared a 2-for-1 split of Class A capital units effective immediately.  Prior to this transaction, there were 14,129,250 Class A capital units outstanding.  The 2-for-1 stock split is reflected in the calculation of earnings per capital unit.

For purposes of calculating basic earnings per capital unit, capital units issued by the Company are considered outstanding on the effective date of issuance.

The Company has no other capital units or other member equity instruments that are dilutive for purposes of calculating earnings per capital unit.

Reclassifications

Reclassifications have been made to December 31, 2002 and December 31, 2001 financial information to make them conform to the current period presentation.  The reclassification had no effect on previously reported net income or members’ equity.

(continued on next page)

NOTE 2 -  INVENTORIES

	2003	2002
Finished goods
Soy processing	$(447,404)	$9,550,460
Refined Oil	313,815	496,198
Other	34,536	26,609
Total	(99,053)	10,073,267

Raw materials
Soy Processing	10,696,391	2,935,400
Refined Oil	46,663	45,262
Other	78,465	9,424
Total	10,821,519	2,990,086

Supplies & Miscellaneous	53,936	49,745

Totals	$10,776,402	$13,113,098

Finished goods and raw materials are valued at estimated market value, which approximates net realizable value.  In addition, futures and option contracts are marked to market through cost of revenues, with unrealized gains and losses recorded in the above inventory amounts.  This market adjustment caused the soy processing finished goods to have a credit balance as of December 31, 2003. Supplies and other inventories are stated at the lower of cost determined by the first-in, first-out method, or market.

NOTE 3 -  MARGIN DEPOSITS

The Company maintains deposits with a brokerage firm.  The deposits are used for risk management.

The Company uses futures and option contracts to manage the risk of commodity price volatility of soybeans, crude soybean oil and soybean meal.  Consistent with its inventory accounting policy, these contracts are recorded at market value.

At December 31, 2003, the Company had contracts maturing through December 2004.

NOTE 4 -  ASSETS HELD FOR SALE

The Company has entered into a letter of understanding with Minnesota Soybean Processors (MnSP) regarding the terms and conditions of the Company’s investment in a soybean oil storage facility located in Brewster, MN.  The Company will own and operate the facility until MnSP commences its planned principal operations.  Upon commencement of MnSP’s operations, the Company will transfer the facility to MnSP for consideration equal to the original cost of construction plus the cost of any improvements to the facility.

In August 2004, the Company exchanged the storage facility with a net book value of $2,322,561 for 1,400,400 Class A shares in Minnesota Soybean Processors (MnSP), a Minnesota cooperative association.  The shares approximate 6.95% of MnSP’s outstanding equity.

(continued on next page)

NOTE 5 -  PROPERTY AND EQUIPMENT

	2003
	Cost	Accumulated Depreciation	Net	2002 Net

Land	$237,643	$—	$237,643	$237,643
Land improvements	18,572	17,711	861	—
Buildings and improvements	14,290,569	2,556,169	11,734,400	12,136,431
Machinery and equipment	34,325,434	15,069,361	19,256,073	21,116,733
Company vehicles	111,217	101,905	9,312	58,620
Furniture and fixtures	814,180	679,259	134,921	152,861
Construction in progress	452,409	—	452,409	58,897

Totals	$50,250,024	$18,424,405	$31,825,619	$33,761,185

NOTE 6 -  OTHER INTANGIBLE ASSETS

On January 1, 2003, the Company acquired an additional 54% interest in the outstanding common stock of USSC to bring its total ownership interest to approximately 58%.  The results of USSC’s operations have been consolidated in the Company’s financial statements since that date.  The Company believes that the acquisition of a controlling interest in USSC will allow the Company to develop and market soy-based polyurethane products.

The aggregate purchase price for the 54% interest was $8,576,686.  The Company had previously acquired a 4% interest for $1,000,000.  In preparing consolidated financial statements, the Company assigned the total consideration paid for the USSC stock to USSC’s assets and liabilities.  This allocation resulted in an assignment of $7,401,245 to patents.  The costs of the patents are being amortized using the straight-line method over a period of 16 to 20 years, which is the shorter of the remaining estimated economic life of the patents acquired or 20 years from the date of filing the application with the U.S. Patent Office.  None of these patent costs recognized for financial reporting purposes are expected to be deductible for tax purposes.

The following table summaries the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$85,742
Property and equipment	255,894
Patents	7,401,245
Total assets acquired	7,742,881

Current liabilities	1,054,906
Long-term debt	155,928
Total liabilities assumed	1,210,834
Net assets acquired	$6,532,047

The Company has a contractual obligation to pay former USSC shareholders $4,050,000. Three remaining installments of $891,000 are due on October 31, 2004, 2005 and 2006.

(continued on next page)

The following table provides information regarding the Company’s other intangible assets as of December 31, 2003 and 2002:

Intangible Assets	Life	Gross Carrying Amount	Accumulated Amortization	Net

As of December 31, 2003
Loan Origination Costs	10 Yrs.	$20,502	$(4,781)	$15,721
Patents	16-20 Yrs.	7,661,394	(13,550)	7,647,844
		$7,681,896	$(18,331)	$7,663,565

As of December 31, 2002
Loan Origination Costs	16-20 Yrs.	$23,291	$(2,789)	$20,502

NOTE 7 -  INVESTMENTS

	2003	2002
Investments in associated companies:
Cenex Harvest States	$3,516,592	$3,543,333
CoBank	453,260	384,678
	3,969,852	3,928,011
Urethane Soy Systems Company, Inc.	—	1,000,000
Minnesota Soybean Processors	250	250

Totals	$3,970,102	$4,928,261

NOTE 8 -  NOTES PAYABLE – SEASONAL LOAN

The Company has entered into a revolving credit agreement with CoBank, which was to expire on April 1, 2005.  The purpose of the credit agreement is to finance the inventory and accounts receivable of the Company.  The Company could borrow up to $6,000,000 between June 1 and September 30 and up to $10,000,000 between October 1 and May 31.  Interest is at a variable rate (3.47% at December 31, 2003).  There were no advances outstanding at December 31, 2003 and 2002.

Advances on the revolving credit agreement are limited based upon inventory, accounts receivable, net of soybean accounts payable.

On June 17, 2004, the Company entered into a new revolving credit agreement with CoBank, which expired on July 1, 2005. CoBank unilaterally extended the maturity date to September 1, 2006. The Company currently has borrowing availability of approximately $15,300,000.

(continued on next page)

NOTE 9 -  LONG-TERM DEBT

	2003	2002

Revolving term loan from CoBank, interest at variable rates (3.47% at December 31, 2003), secured by substantially all property and equipment. Loan matures 3/20/2011.	15,281,832	9,874,620

Note payable to former USSC shareholders, due in annual principal payments of $891,000, interest at 0%, secured by USSC stock. Note matures on 10/31/2006.	2,673,000	—

Note payable to Brookings County Railroad Authority, due in semi-annual principal and interest installments of $36,885 at 5% secured by railroad track assets. Note matures 9/1/2007.	264,462	322,812

Note payable to Richard Kipphart, issued February 13, 2002, with quarterly interest payments at 15% which began on June 30, 2002, and are paid in quarterly installments thereafter. No prepayment of principal is allowed prior to maturity. Note matures 2/13/2005.	250,000	—

Note payable to various companies at rates ranging from 0% to 7.5%. Notes mature on or before 4/15/2005.	49,964	8,754

Contract payable to City of Volga, due in monthly installments of $3,229 at 0%. Contract matures 12/31/2003.	—	38,745

	18,519,258	10,244,931
Less current maturities	(976,117)	(101,472)

Totals	$17,543,141	$10,143,459

The Company entered into an agreement as of February 26, 2002 with CoBank to amend and restate its Master Loan Agreement (MLA).  Under the terms and conditions of the MLA, CoBank agrees to make loans to the Company up to $18,200,000 from August 1, 2002 until April 30, 2003 and up to $21,000,000 from May 1, 2003 to September 19, 2003.  Beginning September 2003, the available commitment decreases in scheduled periodic increments of $1,300,000 through March 2011.

The MLA contains financial covenants related to the maintenance of working capital and achieving debt service quotients among affirmative and negative covenants.

(continued on next page)

It is estimated that the minimum principal payments on long-term debt obligations will be as follows:

For the years ending December 31:
2004	$976,117
2005	2,265,682
2006	2,264,407
2007	2,267,668
2008	2,271,083
Thereafter	8,474,301

Total	$18,519,258

NOTE 10 -  INCOME TAXES

The Company is taxed as a limited liability company under the Internal Revenue Code.  The income of the company flows through to the members to be taxed at the individual level rather than the corporate level.  Accordingly, the Company will have no tax liability.

On June 20, 2002, the members approved a plan of reorganization to convert the Cooperative’s structure from an exempt organization to a limited liability company.  To the extent that the fair market value of the Cooperative’s net assets exceeded their adjusted tax basis, the Cooperative incurred a federal income tax liability.  The excess of the fair market value of the Cooperative’s net assets over their adjusted tax basis was approximately $1,530,000. The Company’s effective tax rate is 34%. The State of South Dakota does not have a corporate income tax.  This liability is estimated as follows:

	2003	2002	2001

Federal income tax expense at statutory rates	$(131,474)	$520,000	$—

A reconciliation of income tax at the statutory rate to the Company’s effective rate is as follows:

	2002	2001

Computed at the expected statutory rate	34.0%	34.0%
Patronage exclusion (through June 30, 2002)	(34.0)%	(34.0)%

Income tax expense - effective rate	0.0%	0.0%

The net book value of the Company’s assets exceeds the tax basis of those assets by approximately $7,450,000 at December 31, 2003.

(continued on next page)

NOTE 11 -  EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan for employees who meet the eligibility requirements set forth in the plan documents.  The Company matches a percentage of employees’ contributed earnings.  The amounts charged to expense under this plan were approximately $63,000, $62,000, and $65,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company has a deferred compensation plan with key employees.  The agreements have benefits, which vest during a three-year period.  The Company shall make five equal annual installments upon retirement of the employees.  The future payments have been discounted at 8%.  The amount recognized as expense during the years ended December 31, 2003, 2002, and 2001 was $30,237, $21,064, and $34,000, respectively.  The Company anticipates making payments of approximately $11,000 in 2004.

NOTE 12 -  OPERATING LEASES

The Company leases 337 rail cars from GE Capital.  The lease requires monthly payments of $124,958.  The leases began in 1996 and have eighteen-year terms.  The Company also leases 100 rail cars from Trinity Capital.  The lease requires monthly payments of $38,300.  Lease expense was $1,903,367, $1,703,279, and $1,472,435 for the years ended December 31, 2003, 2002, and 2001, respectively.  The Company generates revenues from the use of 299 of these rail cars on other railroads.  Such revenues were $1,648,666, $1,448,409, and $1,427,645 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company has entered into a sub-lease agreement with the Dakota, Minnesota & Eastern Railroad Corporation (DME) for the hopper rail cars that it leases from GE Capital.  The Company recognizes revenue from this sub-lease as the hopper rail cars are used by the DME.  The sub-lease is for a twelve-month period and is renewed annually.  The Company is responsible for all maintenance of the rail cars.

The Company also has a number of other operating leases for machinery and equipment. Rental expense under these other operating leases was $321,490, $628,306, and $354,224 for the years ended December 31, 2003, 2002, and 2001, respectively.

The following is a schedule of future minimum rental payments required under these operating leases.

	Rail Cars	Other	Total
Year ended December 31:
2004	$1,959,096	$41,315	$2,000,411
2005	1,959,096	41,315	2,000,411
2006	1,911,846	30,616	1,942,462
2007	1,704,596	4,644	1,709,240
2008	1,436,496	—	1,436,496
Thereafter	10,842,774	—	10,842,774

Totals	$19,813,904	$117,890	$19,931,794

(continued on next page)

NOTE 13 -  CASH FLOW INFORMATION

The following is a schedule of changes in assets and liabilities used to determine cash from operating activities:

	2003	2002	2001
(Increase) decrease in assets:
Trade accounts	$(8,786,716)	$(3,465,073)	$(1,064,418)
Inventories	2,363,170	(5,965,921)	718,574
Margin account deposit	1,114,848	187,654	(573,983)
Prepaids	(33,442)	(223,820)	(56,886)
	(5,342,140)	(9,467,160)	(976,713)

Increase (decrease) in liabilities:
Accounts payable	275,240	171,112	(212,572)
Accrued commodity purchases	1,342,767	8,466,777	1,613,556
Accrued expenses	(198,126)	277,226	120,930
Deferred compensation	30,237	21,064	34,000
	1,450,118	8,936,179	1,555,914

Total	$(3,892,022)	$(530,981)	$579,201

NOTE 14 -  FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values of the Company’s financial instruments (all of which are held for non-trading purposes) are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$529,697	$529,697	$11,170	$11,170

Margin deposits	—	—	927,339	927,339

Long-term debt	18,519,258	18,370,381	10,244,931	10,258,941

The carrying amount approximates fair value of cash and margin deposits.  The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

The Company has a patronage investment in other cooperatives and common stock in a privately held entity.  There is no market for their patronage credits or the entity’s common shares, and it was impracticable to estimate fair value of the Company’s investment.  The investment is carried on the balance sheet at original cost.

(continued on next page)

NOTE 15 -  COMMITMENTS

During August 2000, the Company entered into an agreement with Minnesota Soybean Processors Cooperative  (MnSP) for certain services and management of a proposed soybean processing plant.  The agreement provides the Company a fee of 10% of the equity raised by MnSP for the Company’s services related to business planning and construction management services.  The Company has agreed to reinvest a minimum of 80% of the fees earned from MnSP in equity units of MnSP.  Fees earned under this arrangement were $1,245,205, $1,241,591 and $301,754 the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, the Company has agreed to provide management and marketing services to MnSP on a cost-sharing basis.  The agreement is for automatically renewing five-year periods beginning sixty days before the plant is scheduled to begin operations.  Operations of the MnSP plant began during 2003, and the Company earned fees of $226,985 under this arrangement for the year ended December 31, 2003.

In addition, the Company is making up to $1 million in interest free loans backed by retained local earnings available for members of the Company who invest in MnSP.  As of December 31, 2003, the Company had made loans of $481,710.  These will be repaid as the Board of Managers approves distributions of prior earnings.

NOTE 16 -  BUSINESS CREDIT RISK

The Company maintains its cash balances with various financial institutions. At times during the year, the Company’s balances exceeded the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

The Company also grants credit to customers throughout the United States and Canada.  The Company evaluates each customer’s credit worthiness on a case-by-case basis.  Accounts receivable are generally unsecured.  These receivables were $23,804,867 and $14,969,040 at December 31, 2003 and 2002, respectively.

Soybean meal sales accounted for approximately sixty-six percent of total revenues for the year ended December 31, 2003, sixty-six percent of total revenues for the year ended December 31, 2002, and sixty-eight percent for the year ended December 31, 2001.  Approximately thirty-seven percent, twenty-three percent, and twenty-one percent of these sales were made to one customer for the years ended December 31, 2003, 2002, and 2001, respectively.  At December 31, 2003 and 2002, this customer owed the Company approximately $3,534,000 and $1,370,000, respectively.  Soybean oil sales represented approximately nine percent of total revenues for the year ended December 31, 2003, twenty percent of sales for the years ended December 31, 2002, and twenty percent of sales for the years ended December 31, 2001. Approximately forty-six percent of these sales were made to one customer for the years ended December 31, 2003. These sales were primarily to one customer in 2002 and prior. This customer owed the Company approximately $352,000 and $121,000 at December 31, 2003 and 2002, respectively.  Refined oil sales represented approximately thirty percent of total revenues for the year ended December 31, 2003, and eleven percent of total revenues for the year ended December 31, 2002.  These sales were primarily to one customer. This customer owed the Company approximately $6,516,000 and $4,591,000 at December 31, 2003 and 2002.

Sales by geographic area for these years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001

United States	$189,556,575	140,597,284	$130,558,146
Canada	17,700,000	18,900,000	17,700,000

	$207,256,575	$159,497,284	$148,258,146

(continued on next page)

NOTE 17 -  SEGMENT REPORTING

The Company organizes its business units into three reportable segments: soybean-processing, crude oil refining, and polyurethane.  Separate management of each segment is required because each segment is subject to different marketing, production, and technology strategies.  The soybean-processing segment purchases soybeans and further processes them into primarily three products: soybean meal, crude soybean oil, and soybean hulls.  The oil-refining segment further refines the crude soybean oil for sale in commercial applications.  The polyurethane segment processes oil into a bio-based polyurethane product that is used in foam applications.  The segments’ accounting policies are the same as those described in the summary of significant accounting polices.  Market prices are used to report intersegment sales.  All items not related to one of the three segments are included in the column titled “Other.”

Segment information for the years ended December 31, 2003 and 2002 are as follows:

	Soybean Processing	Oil Refining	Polyurethane	Other	Total
FOR THE YEAR ENDED DECEMBER 31, 2003:

Sales to external customers	$144,437,434	$62,500,006	$319,135	$—	$207,256,575
Interest expense	279,638	317,853	204,687	—	802,178
Depreciation and amortization	2,577,739	357,605	77,071	—	3,012,415
Income tax benefit	131,474	—	—	—	131,474
Segment profit (loss)	3,597,665	183,411	(1,088,940)	702,688	3,394,824
Minority interest	—	—	457,620	—	457,620

Segment assets	59,004,036	11,044,928	8,763,829	2,804,271	81,617,064

Expenditures for segment assets	896,881	—	119,968	—	1,016,849

FOR THE YEAR ENDED DECEMBER 31, 2002:

Sales to external customers	$141,942,209	$17,383,370	$163,066	$—	$159,488,645
Interest expense	398,533	135,192	8,495	—	542,220
Depreciation and amortization	2,593,432	118,688	39,027	—	2,751,147
Income tax expense	520,000	—	—	—	520,000
Segment profit (loss)	6,237,559	(381,815)	(236,412)	993,394	6,612,726
Minority interest	—	—	—	—	—

Segment assets	58,604,024	7,847,047	1,471,945	2,361,881	70,284,897

Expenditures for segment assets	1,135,688	3,509,332	—	—	4,645,020

(continued on next page)

NOTE 18 -  LEGAL PROCEEDINGS

From time-to-time in the ordinary course of the Company’s business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes.  The Company carries insurance that provides protection against general commercial liability claims, claims against directors, officers and employees, business interruption, automobile liability, and workers’ compensation claims.

On January 28, 2003, the Company was served with notice that it had been named as a defendant in a breach of contract suit in the circuit court of Cook County, Illinois, along with a number of other individual defendants, including the Company’s Chief Executive Officer, Rodney Christianson. The plaintiff, James Jackson, was an employee of USSC whose services were terminated shortly after the Company became the majority owner in early January 2003. Mr. Jackson claimed that he was wrongfully terminated and that the defendants unjustly interfered with his employment contract and committed fraud in connection with the Company’s acquisition of a controlling interest in USSC. On April 24, 2005 the Company reached a mediated settlement that will include a payment of $300,000 to Mr. Jackson, of which USSC paid $60,000 and the insurance carrier assumed the remainder of the obligation.

In a related suit, USSC has reached a mediated settlement with Thomas Kurth, former President of USSC, in which Mr. Kurth will transfer his USSC shares and his interest in a developmental product company to USSC for no compensation. As a result of the foregoing, the Company has increased its proportionate share in USSC stock to 65.7%.

NOTE 19 - STOCK OFFERING

The Board of Managers approved a registration statement that was filed with the Securities and Exchange Commission on February 14, 2005 for the sale of additional capital units in a public offering. The maximum offering proceeds under the registration statement will be $11,250,000. As of September 30, 2005 the Company had sold 2,347,500 capital units for a total of $4,888,250.

#    #    #    #    #    #

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE

The Board of Managers

South Dakota Soybean Processors, LLC

Volga, South Dakota

Under the date of September 30, 2005, we reported on the consolidated balance sheet of South Dakota Soybean Processors, LLC as of December 31, 2003, and the related consolidated statements of operations, members’ equity and cash flows for the year then ended.  In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule listed in the accompanying index.  The financial statement schedule is the responsibility of the Company’s management.  Our responsibility is to express an opinion on the financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Gordon, Hughes & Banks, LLP

Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado

September 30, 2005

INDEPENDENT AUDITOR'S REPORT ON SCHEDULE

The Board of Managers

South Dakota Soybean Processors, LLC

Volga, South Dakota

Under the date of January 23, 2003, we reported on the balance sheet of South Dakota Soybean Processors, LLC as of December 31, 2002, and the related statements of operations, members’ equity and cash flows for each of the years in the two-year period ended December 31, 2002, as contained herein.  In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule listed in the accompanying index.  The financial statement schedule is the responsibility of the Company’s management.  Our responsibility is to express an opinion on the financial statements schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Eide Bailly LLP

Sioux Falls, South Dakota
January 23, 2003

Index to Financial Statements

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

Description	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions	Balance at End of Period
		Additions
COL. A	COL. B	COL. C	COL. D	COL. E

Deducted from asset accounts:
Year ended December 31, 2001:
Allowance for doubtful accounts	$168,871	60,000	2,358	$226,513

Deducted from asset accounts:
Year ended December 31, 2002:
Allowance for doubtful accounts	$226,513	60,000	13,182	$273,331

Deducted from asset accounts:
Year ended December 31, 2003:
Allowance for doubtful accounts	$273,331	—	(547)	$273,878

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

AND SUBSIDIARY

Table of Contents

FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of September 30, 2004 (unaudited), and December 31, 2003
Condensed Consolidated Statements of Operations (unaudited)
Condensed Consolidated Statements of Cash Flows (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2004	December 31, 2003*
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,812	$529,697

Trade accounts receivable, less allowance for uncollectible accounts—September 30, 2004—$276,987, December 31, 2003—$273,878	22,616,907	23,530,989

Inventories	9,922,214	10,776,402

Margin deposits	3,294,329	—

Prepaid expenses	217,371	516,419

Assets held for sale—Building	—	2,322,561

Total current assets	36,059,633	37,676,068

PROPERTY AND EQUIPMENT	51,166,220	50,250,024
Less accumulated depreciation	(20,548,248)	(18,424,405)

	30,617,972	31,825,619
OTHER ASSETS
Investments	4,077,875	3,970,102
Equity investment	2,509,071	—
Notes receivable, members	481,710	481,710
Goodwill	7,401,245	7,401,245
Patents	313,937	246,599
Other, net	301,335	15,721

	15,085,173	12,115,377

	$81,762,778	$81,617,064

*    Derived from audited financial statements

(continued on next page)

	September 30, 2004	December 31, 2003*
LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Excess of outstanding checks over bank balance	$3,042,202	$2,388,936
Current maturities of long-term debt	980,037	976,117
Note Payable—Seasonal loan	8,736,901	—
Accounts payable	1,630,960	1,883,200
Accrued commodity purchases	8,322,939	21,492,404
Other liabilities—accrued loss on soybean contracts	4,035,308	—
Accrued expenses	1,348,825	1,385,864
Accrued interest	75,805	50,316

Total current liabilities	28,172,977	28,176,837

LONG-TERM LIABILITIES
Long-term debt, less current maturities	19,278,141	17,543,141
Deferred compensation	125,968	121,301

	19,404,109	17,664,442

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	506,338	1,045,195

COMMITMENTS	—	—

MEMBERS’ EQUITY
Class A units, no par value
Units issued and outstanding: 9/30/04—28,228,500; 12/31/03—28,258,500	33,679,354	34,730,590

	$81,762,778	$81,617,064

See Accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	Three Months Ended September 30:		Nine Months Ended September 30:
	2004	2003	2004	2003
NET REVENUE	$59,930,785	$48,954,474	$189,321,901	$152,950,640

COST OF REVENUE
Cost of product sold	49,026,491	39,148,167	160,127,407	128,133,543
Production	3,830,209	3,458,392	10,904,258	10,790,293
Freight and rail	4,406,967	3,898,465	12,609,179	10,819,773
Brokerage fees	62,078	64,175	207,889	178,211

Total cost of revenue	57,325,745	46,569,199	183,848,733	149,921,820

GROSS PROFIT	2,605,040	2,385,275	5,473,168	3,028,820

OPERATING EXPENSES
Administration	1,090,182	1,049,087	3,054,626	2,920,991

OPERATING PROFIT	1,514,858	1,336,188	2,418,542	107,829

OTHER INCOME (EXPENSE)
Interest expense	(603,865)	(225,977)	(1,220,149)	(655,488)
Other non-operating income	332,830	639,362	354,182	2,542,615
Patronage dividend income	—	(99)	153,961	97,975

Total other income (expense)	(271,035)	413,286	(712,006)	1,985,102

NET INCOME BEFORE INCOME TAXES AND MINORITY INTEREST IN SUBSIDIARY	1,243,823	1,749,474	1,706,536	2,092,931
MINORITY INTEREST IN NET LOSS OF SUBSIDIARY	180,729	137,738	538,857	330,956
INCOME TAX REFUND	—	—	—	131,474

NET INCOME	$1,424,552	$1,887,212	$2,245,393	$2,555,361

BASIC AND DILUTED EARNINGS PER CAPITAL UNIT	$0.05	$0.07	$0.08	$0.09

WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING FOR CALCULATION OF BASIC AND DILUTED EARNINGS PER CAPITAL UNIT	28,255,863	28,258,500	28,257,621	28,258,500

See Accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

	Nine Months Ended September 30:
	2004	2003
OPERATING ACTIVITIES
Net income	$2,245,393	$2,555,361
Charges and credits to net income not affecting cash:
Depreciation	2,157,079	2,266,142
Amortization	5,997	15,829
Non-cash patronage dividends	(153,961)	(68,652)
Earnings on equity investment	(186,510)	—
Loss (gain) on retirement of asset	5,047	(9,511)
Minority interest in net loss of subsidiary	(538,857)	(330,956)
Change in assets and liabilities	(10,624,958)	(9,542,986)

NET CASH USED FOR OPERATING ACTIVITIES	(7,090,770)	(5,114,773)

INVESTING ACTIVITIES
Purchase of property and equipment	(957,979)	(745,913)
Purchase of investments	—	(4,076,936)
Patent costs	(71,449)	(37,429)
Deposit on investment subscription	(287,500)	—
Proceeds from sales of property and equipment	3,500	50,546
Retirement of patronage dividends	46,188	56,163

NET CASH USED FOR INVESTING ACTIVITIES	(1,267,240)	(4,753,569)

FINANCING ACTIVITIES
Distributions to members	(3,290,629)	(3,020,537)
Change in excess of outstanding checks over bank balance	653,266	4,883,120
Proceeds from note payable-seasonal loan, net	8,736,901	—
Proceeds from long-term debt	4,418,168	8,709,495
Principal payments on long-term debt	(2,674,581)	(240,808)
Redemption of member capital units	(6,000)

NET CASH FROM FINANCING ACTIVITIES	7,837,125	10,331,270

NET CHANGE IN CASH AND CASH EQUIVALENTS	(520,885)	462,928

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	529,697	50,159

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,812	$513,087

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$1,194,660	$663,514

SCHEDULE OF NON CASH FINANCING AND INVESTING ACTIVITIES
Exchange of asset held for sale for interest in equity investee	$2,322,561	$—

Long-term debt incurred to acquire common stock	$—	$4,050,000

See Accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

BSOUTH DAKOTA SOYBEAN PROCESSORS, LLC

AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—BASIS OF PRESENTATION

The financial statements as of and for the periods ended September 30, 2004 and 2003 reflect, in the opinion of management of South Dakota Soybean Processors, LLC and subsidiary, all normal recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods presented. The financial statements as of and for the three month and nine month periods ended September 30, 2004 include the financial data for the Company and its majority owned subsidiary. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full year due in part to the seasonal nature of some of the Company’s businesses. The consolidated balance sheet data as of December 31, 2003 has been derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary. The effects of all significant intercompany accounts and transactions have been eliminated.

These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003, included in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.

Revenue Recognition

Revenue is recognized when the related products are shipped, which is when title has transferred to the customer. Revenues are presented net of discounts and sales allowances.

NOTE 2—RECLASSIFICATIONS

The consolidated statement of cash flow as of September 30, 2003 has been reclassified to make the presentation conform to the September 30, 2004 presentation. The change in excess of outstanding checks over bank balance has been reclassified from an “operating activity” to a “financing activity”.

NOTE 3—INVENTORIES

Commodity inventories are valued at estimated market value, which approximates net realizable value. In addition, futures and option contracts are marked to market through cost of revenues, with unrealized gains and losses recorded in the above inventory amounts. Supplies and miscellaneous inventories are stated at lower of cost, using the average cost method, or market. Soybean inventories at September 30, 2004 have a negative value due to accrued losses on contracts to purchase soybeans from members. The negative value is shown with current liabilities.

	September 30, 2004	December 31, 2003
Finished goods:
Soy processing	$8,968,189	$(447,404)
Refined Oil	791,912	313,815
Other	52,513	34,536

Total	9,812,614	(99,053)

Raw materials:
Soy processing		10,696,391
Refined Oil	30,778	46,663
Other	22,438	78,465

Total	53,216	10,821,519

Supplies & Miscellaneous	56,384	53,936

Totals	$9,922,214	$10,776,402

At September 30, 2004, the Company estimated the loss on future soybean purchase contracts to be $4,035,308, which is recorded as a current liability on the balance sheet. Prior to September 30, 2004, the Company recorded these gains (losses) as an increase (decrease) to inventory. At December 31, 2003, this amount was determined to be immaterial and not reclassified.

NOTE 4—NOTE PAYABLE—SEASONAL LOAN

The Company has entered into a revolving credit agreement with CoBank, which expires April 1, 2005. The purpose of the credit agreement is to finance the inventory and accounts receivable of the Company. The Company may borrow up to $16,000,000. Interest is at a variable rate (4.29% at September 30, 2004). There were advances of $8,736,901 outstanding as of September 30, 2004. The remaining $7,263,099 was available under the terms of the agreement at September 30, 2004. There were no advances outstanding at December 31, 2003.

Advances on the revolving credit agreement are limited based upon inventory and accounts receivable, net of soybean accounts payable.

NOTE 5—EARNINGS PER CAPITAL UNIT

The ownership structure of the Company is made up of Class A capital units. Earnings per capital unit are calculated based on the number of Class A capital units held.

NOTE 6—MEMBER DISTRIBUTION

During the nine month period ended September 30, 2004, the Company distributed $3,290,629 or approximately $0.12 per Class A capital unit to its members. During the nine month period ended September 30, 2003, the Company distributed $3,020,537 or approximately $0.11 per Class A capital unit to its members.

NOTE 7—LEGAL PROCEEDINGS

From time-to-time in the ordinary course of the Company’s business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. The Company carries insurance that provides protection against general commercial liability claims, claims against directors, officers and employees, business interruption, automobile liability, and workers’ compensation claims.

The Company has been named as a defendant in a breach of contract suit alleging various compensatory and punitive damages.

NOTE 8—STOCK OFFERING

The Board of Directors approved a registration statement to be filed with the Securities and Exchange Commission for the sale of additional units in a public offering. The maximum offering under the statement will be $11,250,000. The Company is waiting to commence sales of the capital units until the Securities and Exchange Commission declares the registration statement effective and the offering is authorized or exempted by the regulatory authorities in the respective states where the offering is planned to occur.

NOTE 9—LONG-TERM DEBT

Subsequent to the December 31, 2003 audited financial statements, the Company negotiated the minimum working capital level for future periods to be $6.0 million. As of September 30, 2004 the Company has negotiated a temporary reduction of its working capital requirement to $5.0 million through October 31, 2004. In addition, its lender has deferred the next two scheduled principal payments, totaling $2.6 million. As of September 30, 2004 the Company has working capital of approximately $8.0 million and is in compliance with its working capital covenant.

NOTE 10—MINNESOTA SOYBEAN PROCESSORS

The Company exchanged a storage facility with a cost $2,322,561 for 1,400,400 Class A shares in Minnesota Soybean Processors, a Minnesota cooperative association. The shares approximate 6.95% of Minnesota Soybean Processors’ outstanding equity. The Company is accounting for the investment on the equity method. In connection with the exchange and in recording its respective share of the equity of Minnesota Soybean Processors, the Company recognized a gain of $186,510 which is included with other non-operating income.

The Company has also subscribed for 287,500 Class B shares in Minnesota Soybean Processors. The shares are 8%, Non-Cumulative Convertible Class B Preferred Stock sold at $2.00 per share. The subscription requires a deposit of 50% of the total at the time of the agreement. The Company has made a deposit for $287,500 with Minnesota Soybean Processors and that amount has been included with other assets. The remaining $287,500 commitment under the subscription will be paid at a date no earlier than January 5, 2005. Minnesota Soybean Processors has reserved the right to terminate this offering at any time.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Volga, State of South Dakota as of November 10, 2005.

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

By	/s/ Rodney G. Christianson
Rodney G. Christianson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of November 10, 2005.

SIGNATURE	TITLE

/s/ Rodney G. Christianson	Chief Executive Officer
Rodney G. Christianson	(Principal Executive Officer)

/s/ James A. Seurer	Chief Financial Officer
James A. Seurer	(Principal Financial and Accounting Officer)

/s/ Paul Barthel*	Manager
Paul Barthel

/s/ Ryan J. Hill*	Manager
Ryan J. Hill

/s/ Peter Kontz*	Manager
Peter Kontz

/s/ Bryce Loomis*	Manager
Bryce Loomis

/s/ Dale F. Murphy*	Manager
Dale F. Murphy

/s/ Daniel Potter*	Manager
Daniel Potter

/s/ Rodney Skalbeck*	Manager
Rodney Skalbeck

/s/ Delbert Tschakert*	Manager
Delbert Tschakert

/s/ Anthony VanUden*	Manager
Anthony VanUden

/s/ Ardon Wek*	Manager
Ardon Wek

/s/ Dean Christopherson*	Manager
Dean Christopherson

/s/ Laron Krause*	Manager
Laron Krause

/s/ Wayne Enger*	Manager
Wayne Enger

/s/ Steven Preszler*	Manager
Steven Preszler

Manager
Kent Howell

Manager
Ronald Gorder

Manager
Corey Schnabel

Manager
Greg Schmieding

Manager
Rober Nelsen

Manager
Jerom Jerzak

Manager
David Driessen

* By	/s/ Rodney G. Christianson
Rodney G. Christianson, Attorney-in-Fact

EXHIBIT INDEX
TO

POST-EFFECTIVE AMENDMENT NO. 2

TO
REGISTRATION STATEMENT ON FORM S-1
OF
SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

Exhibit Number	Description	Filed Herewith	Incorporated Herein by Reference to

23.2	Consent of Eide Bailly LLP	☒

23.3	Consent of Gordon, Hughes & Banks, LLP	☒

24.1	Power of Attorney		Exhibit 24.1 to the Issuer’s Form S-1 filed with the Commission on April 15, 2004 and December 3, 2004 (File No. 333-114508)